Exhibit 16.1

August 7, 2003

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for CellStar Corporation and, under the date of January 10, 2003, except as to note 23 which is as of January 31, 2003 and the fourth paragraph of note 6 which is as of February 28, 2003, we reported on the consolidated financial statements of CellStar Corporation as of and for the years ended November 30, 2002 and 2001. On July 31, 2003, we resigned. We have read CellStar Corporation’s statements included under Item 4 of its Form 8-K dated August 7, 2003, and we agree with such statements, except that we are not in a position to agree or disagree with CellStar Corporation’s statements in Item 4(a)iii and Item 4(b).

Very truly yours,

/s/    KPMG LLP